Amendment No. 1 to
                                                             SEC File No.70-9593


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19640

                  (Names of companies filing this statement and
                     address of principal executive office)

                                GPU, INC. ("GPU")
                  -----------------------------------------
          (Name of top registered holding company parent of applicants)

T. G. Howson, Vice President and             Douglas E. Davidson, Esq.
  Treasurer                                  Berlack, Israels & Liberman LLP
S. L. Guibord, Secretary                     120 West 45th Street
GPU Service, Inc.                            New York, New York 10036
300 Madison Avenue
Morristown, New Jersey 07962                 W. Edwin Ogden, Esq.
                                             Ryan, Russell, Ogden & Seltzer LLP
S. L. Guibord, Secretary                     1100 Berkshire Boulevard
Metropolitan Edison Company                  P.O. Box 6219
Pennsylvania Electric Company                Reading, Pennsylvania 19601-0219
2800 Pottsville Pike
Reading, Pennsylvania 19640


        ----------------------------------------------------------------
                   (Names and addresses of agents for service)






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         Met-Ed and Penelec hereby amend their Declaration on Form U-1, docketed in SEC File No. 70-9593, in its entirety as follows:

            Item 1.  Description of Proposed Transactions.
                     ------------------------------------

         A. Met-Ed and Penelec (collectively, the "Pennsylvania Subsidiaries") are wholly owned public utility subsidiaries of GPU. Subject to the limitations set forth in Paragraph C, below, the Pennsylvania Subsidiaries propose to declare and pay dividends out of their capital and unearned surplus from time to time commencing with the effectiveness of the authorization herein sought through December 31, 2001.

         Rule 46 under the Act prohibits subsidiaries of registered holding companies from declaring or paying dividends out of capital or unearned surplus except as the Commission may otherwise authorize. At December 31, 1999, Met-Ed and Penelec had consolidated stockholders equity as follows:

                                               Met-Ed                  Penelec
                                               ------                  -------
Capital Stock                              $ 66,273,400           $ 105,811,920
Paid in Capital                              400,200,00             285,487,454
Retained Earnings                            13,580,727              59,264,607
Accumulated Other                            21,362,773              10,618,251
Comprehensive Income

         Accordingly, as of December 31, 1999, Rule 46 would have permitted Met-Ed and Penelec to declare and pay dividends of approximately $14 million and $59 million, respectively.

         B. In November 1997, GPU announced that it would begin the process of divesting its fossil fuel and hydroelectric generating assets. In 1998, Jersey
Central Power & Light Company ("JCP&L"), Met-Ed and Penelec agreed to sell substantially all of their fossil and hydroelectric assets for a total of approximately $2.6 billion. The sales of Penelec's ownership interests in the Homer City and Seneca Stations - totaling about $950 million -- were completed in March 1999 and July 1999, respectively, and the sales of substantially all of the remaining fossil and hydroelectric assets closed in November 1999.

         These generation asset sales followed Pennsylvania's enactment of the Consumer Choice Act in December 1996 providing for the restructuring of all Pennsylvania electric utilities. After extended proceedings before the Pennsylvania Public Utility Commission ("PaPUC") in the fall of 1998 the Pennsylvania Subsidiaries entered into settlement agreements with parties to the restructuring proceedings and the PaPUC issued Restructuring Orders in October 1998. The Restructuring Orders, among other things, established "administratively determined" stranded costs for the Pennsylvania Subsidiaries generating assets and provided that these costs would be offset by any after tax gain received from the generation sales. The balance of the stranded

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costs,  if  any,  would  be  recovered  from  customers  through  a  Competitive
Transition Charge. Met-Ed's after tax stranded costs total approximately $625 million and Penelec's after tax stranded costs total approximately $740 million. The amount of the after tax gain from the sale of fossil and hydroelectric generation assets is currently estimated at approximately $195 million for Met-Ed and $520 million for Penelec. Because the after tax gain on the generation divestiture will ultimately be applied to reduce a regulatory liability, it will have no effect on the Pennsylvania Subsidiaries' net income, resulting in no increase in the Pennsylvania Subsidiaries' retained earnings.

         As a result of the generation sale, the Pennsylvania Subsidiaries' intend to return to GPU the "equity capital component" associated with these generation assets and recovered stranded costs. However, in the past, it had been the practice of GPU's subsidiaries to pay out in dividends essentially all of their retained earnings on a quarterly basis. GPU would then make cash capital contributions to its subsidiaries as and to the extent needed to support their construction programs and capital structures. As a result of this practice, the Pennsylvania Subsidiaries have not built up any significant retained earnings "cushion" from which they are able to return this equity capital component to GPU.

         Consequently, the Pennsylvania Subsidiaries' equity capital component (approximately 50%) supporting both their generation asset investment being sold and their stranded costs cannot be returned to GPU, as the equity investor, without essentially eliminating all of the Pennsylvania Subsidiaries' retained earnings.(1) The debt component associated with these assets will have been retired through the redemption or repurchase of outstanding first mortgage bonds at the respective company. The elimination of retained earnings is detrimental to the ability of the companies to declare and pay dividends to GPU.

            Met-Ed and Penelec are each incorporated under the Pennsylvania Business Corporation Law ("BCL")(15 Pa. C.S. section 101 et seq.). In general, the BCL permits the payment of dividends by a corporation if, after giving effect to the dividend payment, (a) the corporation is able to pay its debts as they become due in the usual course of business, and (b) the corporation's total assets are not less than its total liabilities.

---------------
1 The capital supporting JCP&L's generation assets is approximately $210 million, which amount consists of an equity investment by GPU of approximately $105 million and the issuance of first mortgage bonds by JCP&L in the amount of approximately $105 million. After the generation sale, JCP&L will have approximately $750 million in retained earnings available from which it could declare and pay dividends. Consequently, JCP&L is not seeking the authorization requested herein for Met-Ed and Penelec.
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BCL  section  1551.   Accordingly,   the  BCL  does  not  restrict  Pennsylvania
corporations to paying dividends only from retained earnings. As of December 31, 1999, therefore, Pennsylvania law would have permitted Met-Ed and Penelec to declare and pay dividends of approximately $501 million and $461 million, respectively. Under their existing first mortgage bond indentures, however, Met-Ed and Penelec are required to maintain retained earnings of not less than $3.4 million and $10.1 million, respectively.

            C. As noted above, under covenants contained in their first mortgage bond indentures, Met-Ed and Penelec must maintain retained earnings of at least $3.4 million and $10.1 million respectively. Met-Ed and Penelec would not declare and pay dividends from their capital or unearned surplus until they had first paid dividends from their retained earnings down to the amounts permitted by their respective first mortgage bond indentures. In addition, without further Commission authorization, neither Met-Ed nor Penelec would declare or pay dividends from their capital or unearned surplus if, in its reasonable good faith judgment at the time after giving effect to such declaration and payment, either (1) its common equity ratio or (2) GPU's consolidated common equity ratio as of the end of the fiscal quarter during which such declaration and payment is made is expected to be less than 30%. Finally, all such dividends would be declared and paid only in compliance with applicable Pennsylvania law.

         D. GPU intends to maintain for the Pennsylvania Subsidiaries' capitalization ratios that approximate the current target ranges of 51% debt; 8% preferred securities and 41% common equity and future dividend payments by the Pennsylvania Subsidiaries would be consistent with maintaining these targets.

         E.       Rule 54 Analysis

         The proposed transactions (the "Transactions") contemplate the declaration and payment of dividends by the Pennsylvania Subsidiaries and do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application or declaration which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.

                  (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs.

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


At December 31, 1999, GPU's average consolidated retained earnings was approximately $2.416 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $2.172 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $244 million in FUCOs as of December 31, 1999.

                           (i) GPU  maintains  books  and  records  to  identify
                  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                               (A) For each United  States EWG in which GPU
                  directly or indirectly holds an interest:

                                   (1)  the books and records for such EWG will
                                        be kept in  conformity  with United
                                        States generally accepted accounting
                                        principles ("GAAP");

                                   (2)  the financial statements will be
                                        prepared in accordance with GAAP; and

                                   (3)  GPU  directly  or  through  its
                                        subsidiaries   undertakes   to  provide
                                        the Commission access to such books and
                                        records and financial  statements as
                                        the Commission may request.

                               (B) For each FUCO or foreign  EWG which is a
                  majority owned subsidiary of GPU:

                                   (1)  the books and records for such
                                        subsidiary will be kept in accordance
                                        with GAAP;

                                   (2)  the financial  statements for such
                                        subsidiary will be prepared in
                                        accordance with GAAP; and

                                   (3)  GPU  directly  or  through  its
                                        subsidiaries   undertakes   to  provide
                                        the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                               (C) For each  FUCO or  foreign  EWG in which
                  GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                                   (1)  such entity to maintain books and
                                        records in accordance with GAAP;

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                                   (2)  the  financial  statements of such
                                        entity to be prepared in accordance with GAAP; and

                                   (3)  access by the Commission to such
                                        books and records and  financial
                                        statements (or  copies   thereof)  in
                                        English  as  the Commission  may request
                                        and, in any event, GPU will provide the
                                        Commission  on request copies  of  such
                                        materials   as  are  made available  to
                                        GPU and its  subsidiaries.  If
                                        and to the extent that such entity's
                                        books, records  or  financial statements
                                        are not maintained  in  accordance  with
                                        GAAP, GPU will,   upon  request  of  the
                                        Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs
                                        (a) (2) (iii) (A) and (a) (2) (iii) (B)
                                        of Rule 53.

                          (ii) No more than 2% of GPU's domestic public utility
                  subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                         (iii) Copies  of this  Declaration  on Form  U-1 are
                  being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any amendments to this Declaration and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                          (iv) None of the  provisions of paragraph (b) of Rule
                  53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                               (A) Neither GPU nor any  subsidiary  of GPU
                  having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.


---------------
2        Penelec  is also  subject  to retail  rate  regulation  by the New York
         Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly
         Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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


                               (B) GPU's  average  consolidated   retained
                  earnings   for  the  four  most   recent   quarterly   periods
                  (approximately $2.416 billion) represented an increase of approximately $49 million (or approximately 2%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.367 billion).

                               (C) GPU did not incur operating  losses from
                  direct or indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

         As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

         Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

         The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

         At December 31, 1999, GPU's common equity and debt represented 30.2% and 66.2%, respectively. As set forth in Exhibit H hereto, GPU expects its common equity ratio to increase during 2000 to approximately 35% of consolidated capitalization, principally as a result of the planned sale of certain FUCO investments. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated


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


capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

         GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

         Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

         Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at December 31, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

         Item 2.   Fees, Commissions and Expenses.
                   ------------------------------

         The estimated fees, commissions and expenses to be incurred by the GPU Energy Companies in connection with the proposed transactions will be filed by amendment.

         Item 3.  Applicable Statutory Provisions.
                  -------------------------------

         The GPU Energy Companies believe that Section 12 of the Act and Rules 46 and 54 are applicable to the transactions proposed herein.

         Item 4.  Regulatory Approval.
                  -------------------

         No Federal or State Commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

         Item 5.  Procedure.
                  ---------

         It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than March 17, 2000. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of


---------------
3 The first mortgage bonds of JCP&L, Met-Ed and Penelec are rated A+ by Standard & Poors Corporation, and Baa1, A3 and A2, respectively, by Moody's Investors Service, Inc.

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the  Commission's  decision,  and (iii) there be no waiting  period  between the issuance of the Commission's order and the date on which it is to become effective.

         Item 6.  Exhibits And Financial Statements.
                  ---------------------------------

Exhibits:

         a)       A        -        Not applicable
                  B        -        Not applicable
                  C        -        Not applicable
                  D        -        Not applicable
                  E        -        Not applicable

                  F(1)(a)           -  Opinion of  Berlack,  Israels & Liberman
                                       LLP -- to be filed by amendment.

                  F(2)(a)           -  Opinion  of  Ryan,   Russell,   Ogden  &
                                       Seltzer LLP -- to be filed by amendment.

                  G                 -  Financial  Data Schedules -- to be filed
                                       by amendment.

                  H                 -  Actual and Pro Forma Capitalization and
                                       Capitalization Ratios as at December 31,
                                       1999.

                  I                 -  Form of public notice - previously filed.

         b)                Financial Statements:

                  1-A        -    GPU  and   Subsidiary   Companies
                                  Consolidated Balance Sheets,  actual
                                  and pro forma,  as at  December  31,
                                  1999, and Consolidated  Statement of
                                  Income and Retained Earnings, actual
                                  and pro forma, for the twelve months
                                  December 31, 1999; pro forma journal
                                  entries -- to be filed by amendment.

                  1-B        -    GPU  (Corporate)  Balance  Sheets,
                                  actual and pro forma, as at December
                                  31,  1999 and  Statements  of Income
                                  and  Retained  Earnings,  actual and
                                  pro  forma,  for the  twelve  months
                                  ended  December 31, 1999;  pro forma
                                  journal  entries  -- to be  filed by
                                  amendment.

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


                  l-C        -    Met-Ed   Consolidated    Balance
                                  Sheets,  actual and pro forma, as at
                                  December 31, 1999, and  Consolidated
                                  Statements  of Income  and  Retained
                                  Earnings,  actual and pro forma, for
                                  the twelve months ended December 31,
                                  1999;  pro forma journal  entries --
                                  to be filed by amendment.

                  l-D        -    Penelec   Consolidated   Balance
                                  Sheets,  actual and pro forma, as at
                                  December 31, 1999, and  Consolidated
                                  Statements  of Income  and  Retained
                                  Earnings,  actual and pro forma, for
                                  the twelve months ended December 31,
                                  1999;  pro forma journal  entries --
                                  to be filed by amendment.

                  2          -    Reference is made to the financial statements
                                  included in 1 above.

                  3          -    None.

                  4          -    None, except as set forth in the Notes to the
                                  Financial Statements.


         Item 7.   Information as to Environmental Effects.
                   ----------------------------------------

                  (a) The proposed transactions will be carried out for the purpose of financing the Pennsylvania Subsidiaries' business activities. As such, the issuance of an order by your Commission with respect thereto is not a major Federal action significantly affecting the quality of the human environment.

                  (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions which are the subject hereof.








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                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                               METROPOLITAN EDISON COMPANY
                               PENNSYLVANIA ELECTRIC COMPANY



                                          By: /s/ T. G. Howson
                                             -----------------
                                                T. G. Howson,
                                                Vice President and Treasurer



Date:  February 22, 2000



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